Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisers.

If you have sold or transferred all your shares in HUTCHMED (China) Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

HUTCHMED (China) Limited

和黃醫藥（中國）有限公司

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq/AIM Code: HCM; HKEX Stock Code: 13)

NOTICE OF ANNUAL GENERAL MEETING

PROPOSALS FOR

RE-ELECTION OF DIRECTORS,

GENERAL MANDATES TO ISSUE NEW SHARES AND REPURCHASE SHARES AND

REFRESHMENT OF SCHEME MANDATE LIMIT UNDER THE LONG TERM INCENTIVE PLAN

Capitalized terms used in this cover page should have the same meanings as those defined in the section headed “Definitions” in this circular.

A letter from the Board is set out on pages 7 to 11 of this circular.

The notice convening the AGM to be held as an electronic/hybrid meeting for attendance and participation by electronic means or (where permitted) at the Conference Room, 18th Floor, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, Hong Kong (that is, the Principal Meeting Place) on Wednesday, April 27, 2022 at 6:00 pm Hong Kong time (11:00 am London time) or any adjournment or postponement thereof is set out on pages 12 to 16 of this circular. In light of the current legal restrictions in Hong Kong under the Prevention and Control of Disease (Prohibition on Gathering) Regulation (Cap. 599G of the Laws of Hong Kong) prohibiting group gatherings of more than two persons, and it is expected that two Directors of the Company who are also Shareholders will attend the meeting in person at the Principal Meeting Place, other Shareholders are requested to attend the AGM by means of electronic facilities and vote by electronic means or by appointing the Chairman of the AGM as their proxy. Attendance at the Principal Meeting Place will be limited to the two Shareholders, and accordingly physical attendance of other Shareholders will not be feasible. A form of proxy for use at the AGM is enclosed with this circular. The form of proxy can also be downloaded from websites of the Company at www.hutch-med.com and Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk. Shareholders are recommended to complete, sign and return the proxy form in accordance with the instructions printed thereon to (a) (i) the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, or (ii) by email to HKProxy@hutch-med.com, or (b) (i) the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited at c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, or (ii) by email to UKProxy@hutch-med.com, in each case, as soon as possible and in any event no later than 48 hours before the time for holding the AGM or any adjournment or postponement thereof. As the postal service may be subject to interruption or delay as a result of the COVID-19 pandemic situation, and any proxy form returned by a Shareholder will be valid only if it is received no later than the above time limit, Shareholders are recommended to return proxy forms by email where possible and, if they elect to return proxy forms by post, ample time should be allowed for postal delivery. Completion and return of the form of proxy will not preclude a Shareholder from attending and voting in person (such attendance to be by means of electronic facilities) at the AGM or at any adjournment or postponement thereof should the Shareholder subsequently so wish, and, in such event, the proxy shall be deemed to be revoked. For the AGM convened to be held on Wednesday, April 27, 2022 at 6:00 pm Hong Kong time (11:00 am London time), the deadline to submit completed forms of proxy is Monday, April 25, 2022 at 6:00 pm Hong Kong time (11:00 am London time).

Due to the constantly evolving COVID-19 pandemic situation in Hong Kong and related change of legal restrictions or requirements, the Company may be required to change the AGM arrangements at short notice. Shareholders should check the latest legal requirements, policies and notices announced by the Hong Kong Government and check the website of the Company at www.hutch-med.com for future announcements and updates on the AGM arrangements.

In the event of any inconsistency, the English version of this circular shall prevail over the Chinese version.

March 24, 2022

-i-

GUIDANCE FOR THE ANNUAL GENERAL MEETING

The Company does not in any way wish to diminish the opportunity for Shareholders to exercise their rights and to attend and vote in person at the AGM. However, due to the current legal restriction under the Prevention and Control of Disease (Prohibition on Gathering) Regulation (Cap. 599G of the Laws of Hong Kong) (the “Regulation”) prohibiting group gatherings of more than two persons, it is expected that two Directors of the Company who are also Shareholders will attend the AGM in person at the Principal Meeting Place, other Shareholders are requested to attend the AGM by means of electronic facilities and vote by electronic means or by appointing the Chairman of the AGM as their proxy. In order for the Company to ensure the compliance with the Regulation in holding the AGM, any person who attempts to attend physically at the Principal Meeting Place of the AGM will be refused admission. The Company encourages Shareholders to: (i) attend the AGM and vote by means of electronic facilities; or (ii) exercise their right to vote at the AGM by appointing the Chairman of the AGM as their proxy.

ATTENDING THE AGM AND VOTING BY MEANS OF ELECTRONIC FACILITIES

Due to the legal restriction under the Regulation, while Shareholders will not be able to attend physically at the Principal Meeting Place of the AGM, they can instead attend, participate and vote by electronic means at the AGM through online access by visiting the website at https://web.lumiagm.com (the “Online Platform”). Shareholders participating in the AGM using the Online Platform will also be counted towards the quorum and they will be able to cast their votes and submit questions through the Online Platform. Votes cast through the Online Platform are irrevocable once the voting session at the AGM ends.

The Online Platform will be open for registered Shareholders and non-registered Shareholders, as well as their proxies and corporate representatives (see below for login details and arrangements) to log in approximately 30 minutes prior to the commencement of the AGM and can be accessed from any location with internet connection by a smart phone, tablet device or computer. Shareholders, as well as their proxies and corporate representatives, should allow ample time to check into the Online Platform to complete the related procedures. Please refer to the Online User Guide for the AGM at www.hutch-med.com for assistance.

Login details for registered Shareholders

Details regarding the AGM arrangements including login details to access the Online Platform are included in the Company’s notification letter to registered Shareholders (the “Shareholder Notification”) sent together with this circular.

GUIDANCE FOR THE ANNUAL GENERAL MEETING

Login details for non-registered Shareholders

Non-registered Shareholders who wish to attend, participate and vote at the AGM using the Online Platform should:

(1)	contact and instruct their banks, brokers, custodians, nominees or HKSCC Nominees Limited through which their shares are held (together, the “Intermediary”) to appoint themselves as proxy or corporate representative to attend the AGM; and

(2)	provide their email address to their Intermediary before the time limit required by the relevant Intermediary.

Details regarding the AGM arrangements including login details to access the Online Platform will be sent by (a) the Hong Kong Branch Share Registrar of the Company or (b) the Principal Share Registrar of the Company, to the email address of the non-registered Shareholders provided by the Intermediary. Any non-registered Shareholder who has provided an email address through the relevant Intermediary for this purpose but has not received the login details by email by 12:00 noon Hong Kong time (5:00 am London time) on Tuesday, April 26, 2022 should reach out to (a) the Hong Kong Branch Share Registrar of the Company or (b) the Principal Share Registrar of the Company for assistance. Without the login details, non-registered Shareholders will not be able to participate and vote using the Online Platform. Non-registered Shareholders should therefore give clear and specific instructions to their Intermediary in respect of both (1) and (2) above.

Login details for proxies or corporate representatives

Login details to access the Online Platform will be sent by (i) the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, or (ii) the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited c/o Computershare Investor Services PLC, to the email address of the proxy provided to it in the relevant forms of proxy. The corporate representative of a corporate shareholder should use the login details sent to the shareholder concerned to access the Online Platform. Any proxy or corporate representative who has not received the login details by email by 12:00 noon Hong Kong time (5:00 am London time) on Tuesday, April 26, 2022 should reach out to (a) the Hong Kong Branch Share Registrar of the Company or (b) the Principal Share Registrar of the Company for assistance.

General

Registered and non-registered Shareholders (including their proxies or corporate representatives) should note that only one device is allowed per login. Please also keep the login details in safe custody for use at the AGM and do not disclose them to anyone else. Neither the Company nor its agents assume any obligation or liability whatsoever in connection with the transmission of the login details or any use of the login details for voting or otherwise.

GUIDANCE FOR THE ANNUAL GENERAL MEETING

QUESTIONS AT AND PRIOR TO THE AGM

Shareholders (including their proxies or corporate representatives) attending the AGM using the Online Platform will be able to submit questions relevant to the proposed resolutions online before and during the AGM. Shareholders who wish to send questions prior to the AGM, please do so by email from Wednesday, April 20, 2022 (9:00 am Hong Kong time (2:00 am London time)) to Monday, April 25, 2022 (5:00 pm Hong Kong time (10:00 am London time)) to AGM2022@hutch-med.com (for registered Shareholders, specifying the 10-digit shareholder reference number starting with “C” (SRN) as printed on the top right corner of the Shareholder Notification).

Whilst the Company will endeavor to respond to as many questions as possible at the AGM, due to time constraints, it is possible that not all questions could be dealt with at the AGM. Unanswered questions may be responded to after the AGM as appropriate.

VOTING BY PROXY IN ADVANCE OF THE AGM

Shareholders are encouraged to submit their completed forms of proxy well in advance of the AGM. Return of a completed form of proxy will not preclude a Shareholder from attending and voting (such attendance to be by means of electronic facilities) at the AGM or any adjournment or postponement thereof should the Shareholder subsequently so wish and, in such event, the proxy shall be deemed to be revoked.

Submission of forms of proxy for registered Shareholders

A form of proxy for use at the AGM is enclosed with this circular. A copy of the form of proxy can also be downloaded from the websites of the Company at www.hutch-med.com and Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk.

If you wish to appoint a proxy, the deadline to submit completed forms of proxy is Monday, April 25, 2022 at 6:00 pm Hong Kong time (11:00 am London time). Completed forms of proxy must be returned to (a) (i) the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, or (ii) by email to HKProxy@hutch-med.com, or (b) (i) the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited at c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, or (ii) by email to UKProxy@hutch-med.com.

Appointment of proxy for non-registered Shareholders

Non-registered Shareholders should contact their Intermediary as soon as possible for assistance in the appointment of proxy.

GUIDANCE FOR THE ANNUAL GENERAL MEETING

Due to the constantly evolving COVID-19 pandemic situation in Hong Kong and related change of legal restriction or requirements, the Company may be required to change the AGM arrangements at short notice. Shareholders should check the latest legal requirements, policies and notices announced by the Hong Kong Government. The Company expects that the group gathering restrictions and related legal requirements and policies will continue to have a significant impact on the AGM arrangements on the date of the AGM. Even if, after the Latest Practicable Date and before the AGM is held, the current restrictions have eased such that physical attendance of Shareholders and proxies may not strictly be prohibited, it may not be practically possible for the Company to amend the AGM arrangements to allow the physical attendance by any or all Shareholders at the Principal Meeting Place. Shareholders should check the website of the Company at www.hutch-med.com for future announcements and updates on the AGM arrangements.

If Shareholders have any questions relating to the AGM, please contact the Share Registrars of the Company as follows:

Hong Kong Branch Share Registrar

Computershare Hong Kong Investor Services Limited

17M Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

Telephone:+852 2862 8558

Facsimile:+852 2865 0990

Website:www.computershare.com/hk/contact

Principal Share Registrar

Computershare Investor Services (Jersey) Limited

13 Castle Street, St. Helier

Jersey, Channel Islands JE1 1ES

Telephone:+44 (0)370 707 4040

Facsimile:+44 (0)370 873 5851

Website:www.computershare.com/uk/business/other/contact-us

DEFINITION

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“ADS(s)”	American depositary share(s) issued by Deutsche Bank Trust Company Americas, each representing ownership of five Shares;
“AGM”

the annual general meeting of the Company convened as an electronic/ hybrid meeting to be held on Wednesday, April 27, 2022 at 6:00 pm Hong Kong time (11:00 am London time) at the Conference Room, 18th Floor, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, Hong Kong (the “Principal Meeting Place”) (or, in the event that a black rainstorm warning signal or tropical cyclone warning signal no. 8 or above is in force in Hong Kong at 9:00 am Hong Kong time on that day, at the same time and place on Thursday, April 28, 2022), notice of which is set out on pages 12 to 16 of this circular, and any adjournment thereof;

“Articles of Association”	the amended and restated articles of association of the Company, as amended from time to time;
“Board”	the board of Directors;
“close associate(s)”	has the meaning ascribed to it under the Listing Rules;
“Company”

HUTCHMED (China) Limited, an exempted company incorporated in the Cayman Islands with limited liability whose Shares are listed on the Main Board of the SEHK, the AIM market of the London Stock Exchange and in the form of ADSs on the NASDAQ Global Select Market;

“core connected person(s)”	has the meaning ascribed to it under the Listing Rules;
“Director(s)”	the director(s) of the Company;
“Group”	the Company and its subsidiaries;
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;
“Hong Kong”	the Hong Kong Special Administrative Region of The People’s Republic of China;
“Issue Mandate”	the general mandate to allot, issue and dispose of additional Shares;
“Latest Practicable Date”	March 14, 2022, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
“Listing Rules”	the Rules Governing the Listing of Securities on the SEHK;
“Principal Meeting Place”	has the meaning ascribed to it in the definition of “AGM” above;
“Repurchase Mandate”	the general mandate to repurchase Shares;
“SEHK”	The Stock Exchange of Hong Kong Limited;

DEFINITION

“SFO”	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) as amended, supplemented or otherwise modified from time to time;
“Share(s)”	ordinary share(s) of par value US$0.10 each in the share capital of the Company;
“Shareholder(s)”	holder(s) of the Share(s);
“Takeovers Code”	the Code on Takeovers and Mergers issued by the Securities and Futures Commission in Hong Kong;
“US$”	United States dollars, the lawful currency of the United States.

In the event of any inconsistency, the English version of this circular shall prevail over the Chinese version.

LETTER FROM THE BOARD

HUTCHMED (China) Limited

和黃醫藥（中國）有限公司

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq/AIM Code: HCM; HKEX Stock Code: 13)

Board of Directors:

Executive Directors

Mr TO Chi Keung, Simon (Chairman)

Dr Weiguo SU (Chief Executive Officer and Chief Scientific Officer)

Mr CHENG Chig Fung, Johnny (Chief Financial Officer)

Non-executive Directors

Dr Dan ELDAR

Ms Edith SHIH

Independent Non-executive Directors

Mr Paul Rutherford CARTER (Senior Independent Director)

Dr Karen Jean FERRANTE

Mr Graeme Allan JACK

Professor MOK Shu Kam, Tony

Company Secretary:

Ms Edith SHIH

Registered office: P.O. Box 309 Ugland House Grand Cayman, KY1-1104 Cayman Islands Principal place of business: 48th Floor Cheung Kong Center 2 Queen’s Road Central Hong Kong
March 24, 2022

Dear Shareholder(s),

NOTICE OF ANNUAL GENERAL MEETING

PROPOSALS FOR

RE-ELECTION OF DIRECTORS,

GENERAL MANDATES TO ISSUE NEW SHARES AND REPURCHASE SHARES

AND

REFRESHMENT OF SCHEME MANDATE LIMIT UNDER THE LONG TERM INCENTIVE PLAN

1.	INTRODUCTION

The purpose of this circular is to give Shareholders notice of the forthcoming AGM (the “Notice of AGM”) to be held as an electronic/hybrid meeting, with principal meeting place at the Conference Room, 18th

LETTER FROM THE BOARD

Floor, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, Hong Kong on Wednesday, April 27, 2022 at 6:00 pm Hong Kong time (11:00 am London time) (or, in the event that a black rainstorm warning signal or tropical cyclone warning signal no. 8 or above is in force in Hong Kong at 9:00 am on that day, at the same time and place on Thursday, April 28, 2022). The circular also provides information regarding salient resolutions to be proposed at the AGM: (i) the re-election of Directors; (ii) the grant to the Directors the Issue Mandate and the Repurchase Mandate; and (iii) the refreshment of Scheme Mandate Limit under the Long Term Incentive Plan.

2.	ANNUAL GENERAL MEETING

A notice convening the AGM to be held at the Conference Room, 18th Floor, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, Hong Kong on Wednesday, April 27, 2022 at 6:00 pm Hong Kong time (11:00 am London time) is set out in Appendix I to this circular.

All the resolutions to be proposed at the AGM set out in the Notice of AGM will be voted by way of a poll pursuant to Article 69 of the Articles of Association. The results of the poll will be posted on the websites of the Company at www.hutch-med.com and Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk.

A form of proxy for use at the AGM is enclosed with this circular. The form of proxy can also be downloaded from the websites of the Company at www.hutch-med.com and Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk. All Shareholders are recommended to appoint the Chairman of the AGM as their proxy by completing and signing the form of proxy in accordance with the instructions printed thereon and returning it to (a) (i) the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, or (ii) by email to HKProxy@hutch-med.com, or (b) (i) the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited at c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, or (ii) by email to UKProxy@hutch-med.com, in each case, as soon as possible and in any event no later than 48 hours before the time for holding the AGM or any adjournment or postponement thereof. As the postal service may be subject to interruption or delay as a result of the COVID-19 pandemic situation, and any proxy form returned by a Shareholder will be valid only if it is received no later than the above time limit, Shareholders are recommended to return proxy forms by email where possible and, if they elect to return proxy forms by post, ample time should be allowed for postal delivery. Completion and return of the form of proxy will not preclude a Shareholder from attending and voting in person by means of electronic facilities at the AGM or any adjournment or postponement thereof should the Shareholder subsequently so wish and, in such event, the proxy shall be deemed to be revoked.

Please also see “Guidance for the Annual General Meeting” on pages 1 to 4 of this circular for details relating to the online attendance and voting at the AGM.

LETTER FROM THE BOARD

3.	RE-ELECTION OF DIRECTORS

The Articles of Association of the Company require not less than one-third of the Directors to retire by rotation at each annual general meeting, and the retiring Directors are eligible to offer themselves for re-election. In the interests of good corporate governance all Directors, being Mr To Chi Keung, Simon, Dr Weiguo Su, Mr Cheng Chig Fung, Johnny, Dr Dan Eldar, Ms Edith Shih, Mr Paul Rutherford Carter, Dr Karen Jean Ferrante, Mr Graeme Allan Jack and Professor Mok Shu Kam, Tony would all retire at the AGM and, being eligible, would offer themselves for re-election by shareholders.

The Nomination Committee has considered the structure, size, diversity profile and skill sets matrix of the current Board and has confirmed that each Director continues to possess the character, experience, integrity and the levels of skills, care and diligence required of a Director of the Company in respect of decisions to be taken at both the Board and, where applicable, Committee levels to ensure the long term sustainable success of the Company. The Nomination Committee has also reviewed the independence of Mr Paul Rutherford Carter, Dr Karen Jean Ferrante, Mr Graeme Allan Jack and Professor Mok Shu Kam, Tony and has determined that each of them remains independent.

Further, the Nomination Committee has conducted an annual evaluation of the performance of the Board and its Committees. It concluded that each Director continues to make effective and valuable contributions to the Board and demonstrates commitment to the role.

Details of the Directors who are proposed to be re-elected at the AGM as required to be disclosed under the Listing Rules are set out in Appendix II to this circular.

Any Shareholder who wishes to nominate a person to stand for election as a Director at the AGM should lodge with the Company Secretary of the Company at 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong so as to arrive within the period from Monday, March 28, 2022 to Monday, April 4, 2022, both days inclusive, (i) written nomination of the candidate by the Shareholder of his/her intention to propose such candidate for election, (ii) written confirmation from such nominated candidate of his/ her willingness to be elected as Director, and (iii) biographical details of such nominated candidate as required under Rule 13.51(2) of the Listing Rules for publication by the Company.

LETTER FROM THE BOARD

4.	GENERAL MANDATES TO ISSUE NEW SHARES AND REPURCHASE SHARES

The Board considers that it would be in the Company’s best interest to have the flexibility to (a) allot and issue new Shares to finance business opportunities; and (b) repurchase Shares in accordance with all applicable laws and requirements of the applicable stock exchanges. At the AGM, approval will be sought from Shareholders for the Issue Mandate and the Repurchase Mandate as follows:

(i)	to authorize the Board to allot, issue and dispose of such number of additional Shares not exceeding 10 per cent. of the total number of Shares in issue at the date of the passing of the relevant resolution (such total number to be subject to adjustment in the case of any conversion of any or all of the Shares into a larger or smaller number of Shares after the passing of such resolution). Any additional Shares to be allotted or issued pursuant to such a general mandate shall not be at a discount of more than 10 per cent. to the “benchmarked price” (as described in Rule 13.36(5) of the Listing Rules). The relevant resolution is set out in agenda item No. 4 of the Notice of AGM; and

(ii)	to authorize the Board to repurchase on applicable stock exchanges Shares, including any form of depositary interests representing the right to receive such Shares issued by the Company, up to a maximum of 10 per cent. of the total number of Shares in issue at the date of the passing of the relevant resolution (such total number to be subject to adjustment in the case of any conversion of any or all of the Shares into a larger or smaller number of Shares after the passing of such resolution). The relevant resolution is set out in agenda item No. 5(1) of the Notice of AGM.

In respect of the Issue Mandate, the Board wishes to state that it has no immediate plans to issue any new Shares pursuant to the general mandate under that resolution.

An explanatory statement, as required under the Listing Rules, to provide requisite information to Shareholders for considering the proposal to grant Directors the Repurchase Mandate is set out in Appendix III to this circular.

5.	REFRESHMENT OF THE SCHEME MANDATE LIMIT UNDER THE LONG TERM INCENTIVE PLAN

In April 2015, the Shareholders adopted a Long Term Incentive Plan (“LTIP”). The LTIP is valid and effective during the period commencing on April 24, 2015 and ending on April 24, 2025, being the tenth anniversary of the adoption date.

The LTIP awards grant participating directors or employees a conditional right to receive Shares of the Company or the equivalent ADSs (collectively the “Awarded Shares”), to be purchased by an independent third party trustee (the “Trustee”) in the market according to the predetermined awards of up to a maximum cash amount which are dependent upon continued employment with the Group, vesting periods and, in the case of performance based LTIP awards, the achievement of annual performance targets for the financial year of the Company stipulated in the LTIP awards.

LETTER FROM THE BOARD

Pursuant to the terms of the LTIP, the maximum number of Awarded Shares which can be purchased by the Trustee in the market must not exceed 26,649,980 Shares, representing five per cent. of the Shares in issue as at the annual general meeting held on April 24, 2015. Up to the Latest Practicable Date, the Company has awarded a total of 22,405,320 Awarded Shares which have been purchased in the market by the Trustee. Therefore, the Company may only award a further 4,244,660 Shares to be purchased in the market by the Trustee under the LTIP.

The Directors consider that the Company should refresh the Scheme Mandate Limit (as defined in the LTIP) of the LTIP so that the Company has greater flexibility to provide incentives to, and recognize the contributions of, the eligible persons under the terms of the LTIP.

Accordingly, Shareholders are asked to consider approving a refreshment of the Scheme Mandate Limit of the LTIP so as to allow the Company to award further Award Shares to be purchased in the market by the Trustee under the LTIP in respect of a maximum number of Shares not exceeding five per cent. of the Shares in issue as at the date of the passing of Resolution 5(2) (i.e. 43,226,542 Shares, assuming there is no change in the issued share capital of the Company between the Latest Practicable Date and up to the date of the passing of Resolution 5(2)).

6.	RECOMMENDATION

The Board considers that it is in the interests of the Company and its Shareholders to re-elect those Directors retiring at the AGM who, being eligible, have offered themselves for re-election at the AGM, to grant the Issue Mandate and the Repurchase Mandate to the Directors, and to refresh the Scheme Mandate Limit under the LTIP. Accordingly, the Board recommends the Shareholders to vote in favor of all such resolutions at the AGM.

Yours faithfully

To Chi Keung, Simon

Chairman

APPENDIX I	NOTICE OF ANNUAL GENERAL MEETING

HUTCHMED (China) Limited

和黃醫藥（中國）有限公司

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq/AIM Code: HCM; HKEX Stock Code: 13)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of HUTCHMED (China) Limited (the “Company”) will be held at the Conference Room, 18th Floor, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, Hong Kong (the “Principal Meeting Place”) on Wednesday, April 27, 2022 at 6:00 pm Hong Kong time (11:00 am London time) (or, in the event that a black rainstorm warning signal or a tropical cyclone warning signal no. 8 or above is in force in Hong Kong at 9:00 am (Hong Kong time) on that day, at the same time and place on Thursday, April 28, 2022) for the following purposes:

1.	To consider and adopt the audited Financial Statements, and the Reports of the Directors and the Independent Auditors for the year ended December 31, 2021.

2.	To re-elect the Directors.

3.	To appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorize the Directors to fix the auditors’ remuneration.

4.	To consider and, if thought fit, pass the following resolution as a Special Resolution:

SPECIAL RESOLUTION

“THAT:

(a)	subject to paragraph (b) below, a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period (as hereinafter defined) to allot, issue and dispose of such number of additional shares of the Company (otherwise than pursuant to the exercise of options granted under any share option scheme adopted by the Company) not exceeding ten per cent. of the total number of shares of the Company in issue at the date of the passing of this Resolution (such total number to be subject to adjustment in the case of any conversion of any or all of the shares of the Company into a larger or smaller number of shares of the Company after the passing of this Resolution), such mandate to include the granting of offers, agreements or options to subscribe for shares of the Company which require the exercise of such powers or the allotment

APPENDIX I	NOTICE OF ANNUAL GENERAL MEETING

and issue of shares of the Company during or after the Relevant Period and the pre-emption rights under Article 13(4) of the Articles of Association of the Company should not apply to the general mandate;

(b)	the price for any shares of the Company to be allotted and issued (whether wholly or partly for cash or otherwise) pursuant to the mandate in paragraph (a) of this Resolution shall not be at a discount of more than ten per cent. to the Benchmarked Price (as hereinafter defined) of the shares of the Company;

(c)	for the purposes of this Resolution:

“Benchmarked Price” means the price which is the higher of:

(i)	the closing price of the shares of the Company as quoted on The Stock Exchange of Hong Kong Limited on the date of the agreement involving the relevant proposed issue of shares of the Company; and

(ii)	the average closing price as quoted on The Stock Exchange of Hong Kong Limited of the shares of the Company for the five trading days immediately preceding the earliest of:

(A)	the date of announcement of the transaction or arrangement involving the relevant proposed issue of shares of the Company;

(B)	the date of the agreement involving the relevant proposed issue of shares of the Company; and

(C)	the date on which the price of shares of the Company that are proposed to be issued is fixed.

“Relevant Period” means the period from the passing of this Resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii)	the date on which the authority set out in this Resolution is revoked or varied by a resolution of the shareholders of the Company in general meeting.”

APPENDIX I	NOTICE OF ANNUAL GENERAL MEETING

ORDINARY RESOLUTIONS

5.	To consider and, if thought fit, pass with or without modifications, the following resolutions as Ordinary Resolutions:

(1)	“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase on AIM, a market regulated by the London Stock Exchange, the NASDAQ Global Select Market and The Stock Exchange of Hong Kong Limited on which the securities of the Company are traded and recognized for this purpose, shares of the Company (including any form of depositary interests or American depositary shares representing the right to receive such shares issued by the Company), in accordance with all applicable laws and the requirements of the applicable stock exchanges as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the maximum number of shares of the Company to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent. of the total number of shares of the Company in issue at the date of the passing of this Resolution (such total number to be subject to adjustment in the case of any conversion of any or all of the shares of the Company into a larger or smaller number of shares of the Company after the passing of this Resolution), and the said approval shall be limited accordingly; and

(c)	for the purposes of this Resolution, “Relevant Period” means the period from the passing of this Resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii)	the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

APPENDIX I	NOTICE OF ANNUAL GENERAL MEETING

(2)	“THAT:

(a)	the Scheme Mandate Limit (as defined in the Long Term Incentive Plan adopted by an ordinary resolution of the shareholders of the Company on April 24, 2015 (the “LTIP”)) in respect of the total number of shares of the Company that may underlie the awards to be awarded pursuant to the LTIP shall be refreshed so that the total number of shares of the Company that may underlie the LTIP awards, which are purchased by the Trustee in the market, to be awarded after the date of passing of this Resolution shall be not more than five per cent. of the total number of shares of the Company in issue as at the date of passing of this Resolution; and

(b)	the Board be and is hereby generally empowered to do all such acts and things and execute all such documents as they consider necessary or expedient to give effect to the foregoing.”

By Order of the Board

Edith Shih

Non-executive Director and Company Secretary

Hong Kong, March 24, 2022

Notes:

a.	The Annual General Meeting will be an electronic/hybrid meeting. In light of the Government regulations, Shareholders will not be able to attend the Annual General Meeting physically at the Principal Meeting Place. Shareholders are strongly encouraged to exercise their rights to attend, participate and vote at the Annual General Meeting through online access by visiting the website at https://web.lumiagm.com (the “Online Platform”). Shareholders attending the Annual General Meeting using the Online Platform will also be counted towards the quorum and they will be able to cast their votes and submit questions through the Online Platform. Details of the Online Platform are set out in the circular of the Company dated March 24, 2022 (the “Circular”).

b.	At the Annual General Meeting, the Chairman of the Annual General Meeting will put each of the above resolutions to be voted by way of a poll pursuant to Article 69 of the Articles of Association of the Company.

c.	Any Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and on a poll, vote in his/her stead. A proxy need not be a Shareholder.

d.	All Shareholders who wish to appoint a proxy to attend and vote at the Annual General Meeting are recommended to appoint the Chairman of the Annual General Meeting as their proxy by completing, signing and returning the form of proxy in accordance with the instructions printed thereon.

e.	To be valid, the completed and signed form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be returned to (a) (i) the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, or (ii) by email to HKProxy@hutch-med.com, or (b) (i) the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited at c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, or (ii) by email to UKProxy@hutch-med.com, in each ease, no later than 48 hours before the time for holding the Annual General Meeting or any adjournment or postponement thereof.

f.	Completion and return of the form of proxy will not preclude a Shareholder from attending and voting by means of electronic facilities at the Annual General Meeting or any adjournment or postponement thereof should the Shareholder so desire, and, in such event, the proxy shall be deemed to be revoked.

APPENDIX I	NOTICE OF ANNUAL GENERAL MEETING

g.	The register of members of the Company will be closed from Friday, April 22, 2022 to Wednesday, April 27, 2022 (or to Thursday, April 28, 2022, in the event that the Annual General Meeting is to be held on Thursday, April 28, 2022 because of a black rainstorm warning signal or a tropical cyclone warning signal no. 8 or above), both days inclusive, during which period no transfer of Shares will be effected, to determine Shareholders’ entitlement to attend and vote at the Annual General Meeting (or at any adjournment or postponement thereof). In order to qualify for attending at the Annual General Meeting, all Share certificates with completed transfer forms, either overleaf or separately, must be lodged with (a) the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or (b) the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, no later than 4:30 pm on Thursday, April 21, 2022.

h.	In the case of holders of depositary interests representing ordinary shares in the Company, a form of instruction must be completed in order to appoint Computershare Company Nominees Limited, the custodian of the Company (the “Custodian”), to vote on the holder’s behalf at the meeting or, if the meeting is adjourned, at the adjourned meeting. To be effective, a completed and signed form of instruction (and any power of attorney or other authority under which it is signed) must be delivered to the offices of the Custodian, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, by no less than 72 hours (excluding weekends and public holidays) before the time fixed for the meeting or any adjourned meeting.

i.	In the case of holders of American depositary shares representing ordinary shares in the Company, a form of instruction must be completed in order to instruct Deutsche Bank Trust Company Americas, the depositary bank of the Company, to vote on the holder’s behalf at the meeting or, if the meeting is adjourned, at the adjourned meeting or by proxy. To be effective, a completed and signed voting instruction form must be delivered to the offices of the respective proxy service vendors, by no later than 10:00 am on Monday, April 18, 2022 (New York city time).

j.	In relation to item No. 2 of the Notice of Annual General Meeting above, Mr To Chi Keung, Simon, Dr Weiguo Su, Mr Cheng Chig Fung, Johnny, Dr Dan Eldar, Ms Edith Shih, Mr Paul Rutherford Carter, Dr Karen Jean Ferrante, Mr Graeme Allan Jack and Professor Mok Shu Kam, Tony will retire and will hold office until the Annual General Meeting and, all of them being eligible, have offered themselves for re- election at the Annual General Meeting. Details of the above Directors are set out in Appendix II to the Circular.

k.	Procedures for Shareholders of the Company to propose a person for election as a Director of the Company at the Annual General Meeting are set out under the section headed “Re-election of Directors” in the Circular.

l.	In relation to Ordinary Resolution No. 5(1) above, the Explanatory Statement containing the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolution to approve the granting of an authority for the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, is set out in Appendix III to the Circular.

m.	COVID-19 PANDEMIC SITUATION

Due to the constantly evolving COVID-19 pandemic situation in Hong Kong related change of legal restriction or requirements, the Company may be required to change the Annual General Meeting arrangements at short notice. Shareholders should check the latest legal requirements, policies and notices announced by the Hong Kong Government and the website of the Company at www.hutch-med.com for future announcements and updates on the Annual General Meeting arrangements.

n.	BAD WEATHER ARRANGEMENTS

The Annual General Meeting will be held on Wednesday, April 27, 2022 as scheduled regardless of whether or not an amber or red rainstorm warning signal is in force in Hong Kong at any time on that day.

However, if a black rainstorm warning signal or a tropical cyclone warning signal no. 8 or above is in force in Hong Kong at 9:00 am on Wednesday, April 27, 2022, the Annual General Meeting will not be held on that day but will be automatically postponed and, by virtue of this notice, be held at the same time and place on Thursday, April 28, 2022 instead.

Shareholders may call the hotline at (852) 3169 3868 or visit the website of the Company at www.hutch-med.com for details of the postponement and alternative meeting arrangements.

o.	In the event of any inconsistency, the English version of this notice shall prevail over the Chinese version.

APPENDIX II	DETAILS OF DIRECTORS

As required under the Listing Rules, the particulars of the Directors proposed to be re-elected at the AGM are set out in this Appendix II.

1.	TO Chi Keung, Simon, BSc, ACGI, MBA

Mr To, aged 70, has been a Director since 2000 and an Executive Director and Chairman of the Company since 2006. He is also a member of the Nomination Committee, Remuneration Committee and Technical Committee of the Company. He is the managing director of Hutchison Whampoa (China) Limited (“Hutchison China”) and has been with Hutchison China for over 40 years, building its business from a small trading company to a multi-billion dollar investment group. He has negotiated major transactions with multinational corporations such as Procter & Gamble, Lockheed, Pirelli, Beiersdorf, United Airlines, and British Airways. He is currently chairman of Gama Aviation Plc, which is admitted to trading on AIM and formerly served as independent non-executive director on the boards of China Southern Airlines Company Limited and Air China Limited.

Mr To’s career in China spans more than 45 years. He is the original founder of the China healthcare business of Hutchison Whampoa Limited (currently a subsidiary of CK Hutchison Holdings Limited, (“CKHH”)) and has been instrumental in its acquisitions made to date. He received a Bachelor’s degree in Mechanical Engineering from Imperial College, London and a Master in Business Administration from Stanford University’s Graduate School of Business.

Mr To is a director of certain substantial shareholders (within the meaning of the SFO) of the Company and certain companies controlled by substantial shareholders of the Company. Save as disclosed above, Mr To does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr To had a personal interest in 1,020,000 Shares and a family interest in 1,446,185 Shares, in aggregate representing approximately 0.29% of the issued Shares, within the meaning of Part XV of the SFO. The term of Mr To’s service as an Executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association. The director’s fees of Mr To as an Executive Director and Chairman of the Company, a member of the Nomination Committee, Remuneration Committee and Technical Committee of the Company under his appointment letter are US$70,000, US$5,000, US$5,000 and US$5,000 per annum respectively. Such fees are subject to review from time to time and proration for an incomplete year of service.

Save as disclosed above, there are no other matters concerning Mr To that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

APPENDIX II	DETAILS OF DIRECTORS

2.	Weiguo SU, BSc, PhD

Dr Su, aged 64, has been an Executive Director since 2017 and Chief Executive Officer of the Company since March 4, 2022. He is also executive vice president and Chief Scientific Officer of the Company since 2012. He is also a member of Technical Committee of the Company. Dr Su has headed all drug discovery and research since he joined the Company, including master-minding the scientific strategy of the Company, being a key leader of the Oncology/Immunology operations, and responsible for the discovery of each and every small molecule drug candidate in our pipeline. Prior to joining the Company in 2005, Dr Su worked with the U.S. research and development department of Pfizer, Inc. (“Pfizer”).

In 2017, Dr Su was granted the prestigious award by the China Pharmaceutical Innovation and Research Development Association (PhIRDA) as one of the Most Influential Drug R&D Leaders in China.

Dr Su received a Bachelor of Science degree in Chemistry from Fudan University in Shanghai and completed a PhD and Post-Doctoral Fellowship in Chemistry at Harvard University under the guidance of Nobel Laureate Professor E. J. Corey.

Dr Su does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Dr Su had a personal interest in 6,833,580 Shares, representing approximately 0.79% of the issued Shares, within the meaning of Part XV of the SFO. The term of Dr Su’s service as an Executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association. The director’s fees of Dr Su as an Executive Director of the Company and a member of the Technical Committee of the Company under his appointment letter are US$70,000 and US$5,000 per annum respectively. The emoluments specified in the service agreement appointing Dr Su as Chief Executive Officer and Chief Scientific Officer of the Company are US$1,959,300 per annum in salary and cash bonus. There will also be equity compensation of up to US$4,440,700 per annum, including performance based and non-performance based portions. Such emoluments are determined by reference to the performance and profitability of the Company as well as his personal performance, remuneration benchmark in the industry and the prevailing market conditions. Such amounts are subject to review from time to time and proration for an incomplete year of service.

Save as disclosed above, there are no other matters concerning Dr Su that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

APPENDIX II	DETAILS OF DIRECTORS

3.	CHENG Chig Fung, Johnny, BEc, CA

Mr Cheng, aged 55, has been an Executive Director since 2011 and Chief Financial Officer of the Company since 2008. He is a member of the Sustainability Committee of the Company.

Prior to joining the Company, Mr Cheng was Vice President, Finance of Bristol Myers Squibb in China and was a director of Sino-American Shanghai Squibb Pharmaceuticals Ltd. and Bristol-Myers Squibb (China) Investment Co. Ltd. in Shanghai between late 2006 and 2008.

Mr Cheng started his career as an auditor with Price Waterhouse (currently PricewaterhouseCoopers) in Australia and then KPMG in Beijing before spending eight years with Nestlé China where he was in charge of a number of finance and control functions in various operations. Mr Cheng received a Bachelor of Economics, Accounting Major from the University of Adelaide and is a member of Chartered Accountants Australia and New Zealand.

Mr Cheng does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr Cheng had a personal interest in 3,411,620 Shares, representing approximately 0.39% of the issued Shares, within the meaning of Part XV of the SFO. The term of Mr Cheng’s service as an Executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association. The director’s fees of Mr Cheng as an Executive Director, and a member of the Sustainability Committee of the Company under his appointment letter are US$70,000 and US$5,000 per annum respectively. The emoluments specified in the service agreement appointing Mr Cheng as Chief Financial Officer of the Company are US$368,370 per annum and such amount of discretionary bonus which the Company may decide to pay. Such emoluments are determined by reference to the performance and profitability of the Company as well as his personal performance, remuneration benchmark in the industry and the prevailing market conditions. Such fees are subject to review from time to time and proration for an incomplete year of service.

Save as disclosed above, there are no other matters concerning Mr Cheng that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

APPENDIX II	DETAILS OF DIRECTORS

4.	Dan ELDAR, BA, MA, MA, PhD

Dr Eldar, aged 68, has been a Non-executive Director of the Company since 2016. He has more than 30 years of experience as a senior executive, leading global operations in telecommunications, water, biotech and healthcare. He is an executive director of Hutchison Water Israel Ltd which focuses on large scale projects including desalination, wastewater treatment and water reuse. He was formerly an independent non-executive director of Leumi Card Ltd., a subsidiary of Bank Leumi Le-Israel B.M., one of Israel’s leading credit card companies.

Dr Eldar received a Doctor of Philosophy degree in Government from Harvard University, Master of Arts degree in Government from Harvard University, Master of Arts degree in Political Science and Public Administration from the Hebrew University of Jerusalem and a Bachelor of Arts degree in Political Science from the Hebrew University of Jerusalem.

Dr Eldar does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Dr Eldar had a personal interest in 150,660 Shares, representing approximately 0.02% of the issued Shares, within the meaning of Part XV of the SFO. The term of Dr Eldar’s service as a Non-executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association. Starting from the year 2022, no director fees will be payable to Dr Eldar as a Non-executive Director of the Company.

Save as disclosed above, there are no other matters concerning Dr Eldar that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

APPENDIX II	DETAILS OF DIRECTORS

5.	Edith SHIH, BSE, MA, MA, EdM, Solicitor, FCG(CS, CGP), HKFCG(CS, CGP)(PE)

Ms Shih, aged 70, has been a Non-executive Director since 2006, the Company Secretary of the Company and the company secretary of Group companies since 2000. She is also chairman of the Sustainability Committee of the Company. She has over 35 years of experience in legal, regulatory, corporate finance, compliance and corporate governance fields. She is also executive director and company secretary of CKHH. She has been with the Cheung Kong (Holdings) Limited (“CKH”) group since 1989 and with Hutchison Whampoa Limited (“HWL”) from 1991 to 2015. Both CKH and HWL became wholly-owned subsidiaries of CKHH in 2015. She has acted in various capacities within the HWL group, including head group general counsel and company secretary of HWL as well as director and company secretary of HWL subsidiaries and associated companies. Ms Shih is in addition a non-executive director of Hutchison Telecommunications Hong Kong Holdings Limited which is listed on the Hong Kong Stock Exchange, Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust which is listed on the Singapore Exchange and a member of Board of Commissioners of PT Duta Intidaya Tbk, which is listed on the Jakarta Stock Exchange. The aforementioned companies are either subsidiaries or associated companies of CKHH of which Ms Shih has oversight as a director of CKHH. She is the immediate past international president and current member of the Executive Committee of The Chartered Governance Institute (“CGI”), as well as a past president and current chairperson of the Nomination Committee of The Hong Kong Chartered Governance Institute (“HKCGI”, formerly known as The Hong Kong Institute of Chartered Secretaries). She is also chairman of the Process Review Panel for the Financial Reporting Council, a panel member of the Securities and Futures Appeals Tribunal and a member of the Hong Kong-Europe Business Council.

Ms Shih is a solicitor qualified in England and Wales, Hong Kong and Victoria, Australia. She is a fellow of both the CGI and HKCGI, holding Chartered Secretary and Chartered Governance Professional dual designations. Ms Shih holds a Bachelor of Science degree and a Master of Arts degree from the University of the Philippines as well as a Master of Arts degree and a Master of Education degree from Columbia University, New York.

Ms Shih is a director of certain substantial shareholders (within the meaning of the SFO) of the Company and certain companies controlled by substantial shareholders of the Company. Save as disclosed above, Ms Shih does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Ms Shih had a personal interest in 1,200,000 Shares, representing approximately 0.14% of the issued Shares, within the meaning of Part XV of the SFO. The term of Ms Shih’s service as a Non-executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association. Starting from the year 2022, no director or committee fees will be payable to Ms Shih as a Non-executive Director of the Company and chairman of the Sustainability Committee of the Company.

APPENDIX II	DETAILS OF DIRECTORS

Ms Shih was an alternate director to Mr Fok Kin Ning, Canning, a non-executive director of Peregrine Investments Holdings Limited (“Peregrine”) (from December 3, 1997 to January 11, 1998), an investment bank incorporated in Bermuda and registered under Part XI of the former Companies Ordinance (Cap. 32 of the Laws of Hong Kong). Peregrine commenced compulsory liquidation on March 18, 1998 and was finally dissolved on December 17, 2018. The total claim admitted by the liquidators of Peregrine amounted to HK$15,278 million. Ms Shih had no involvement whatsoever in the management of Peregrine prior to, throughout or after her period of alternate directorship at Peregrine.

Save as disclosed above, there are no other matters concerning Ms Shih that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

6.	Paul Rutherford CARTER, BA, FCMA

Mr Carter, aged 61, has been a senior Independent Non-executive Director of the Company since 2017. He is also chairman of the Remuneration Committee and a member of the Audit Committee and Technical Committee of the Company. He has more than 26 years of experience in the pharmaceutical industry. From 2006 to 2016, Mr Carter served in various senior executive roles at Gilead Sciences, Inc. (“Gilead”), a research-based biopharmaceutical company, with the last position as executive vice president, commercial operations. In this role, Mr Carter headed the worldwide commercial organization responsible for the launch and commercialization of all of the products of Gilead. He also worked as a senior executive at GlaxoSmithKline Plc. He is currently a director of Mallinckrodt plc (“Mallinckrodt”), which is listed on the New York Stock Exchange. He is also a director of Immatics N.V. and VectivBio Holding AG, which are listed on the Nasdaq Global Market. He is the chairman of Evox Therapeutics and  a retained advisor to several firms active in the life sciences sector. He was formerly a director of Alder Biopharmaceuticals, Inc., which was listed on Nasdaq Global Market.

Mr Carter received a degree in Business Studies from the Ealing School of Business and Management (now merged into University of West London) and is a Fellow of the Chartered Institute of Management Accountants in the United Kingdom.

Mr Carter does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr Carter had a personal interest in 108,925 Shares, representing approximately 0.01% of the issued Shares, within the meaning of Part XV of the SFO. The term of Mr Carter’s service as a senior Independent Non-executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association. The director’s fees of Mr Carter as a senior Independent Non-executive Director of the Company, chairman of Remuneration Committee and a member of the Audit Committee and Technical Committee of the Company under his appointment letter are US$77,500, US$10,000, US$7,500 and US$5,000 per annum respectively. The annual attendance fee of meetings of the Board, Audit Committee, Remuneration Committee and Technical Committee is US$6,000, US$6,000, US$2,000 and US$3,000 respectively. Such fees are subject to review from time to time and proration for an incomplete year of service.

APPENDIX II	DETAILS OF DIRECTORS

In 2020, Mallinckrodt and certain of its subsidiaries voluntarily initiated proceedings (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States code to modify its capital structure, including restructuring portions of its debt, and to resolve potential legal liabilities. In connection with the filing of the Chapter 11 Cases, Mallinckrodt entered into a restructuring support agreement with key creditors and litigation parties outlining the terms of a financial restructuring, which include reducing its debt by approximately US$1.3 billion.

Save as disclosed above, there are no other matters concerning Mr Carter that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

7.	Karen Jean FERRANTE, MD, BSc

Dr Ferrante, aged 64, has been an Independent Non-executive Director of the Company since 2017. She is also chairman of the Technical Committee and a member of the Audit Committee of the Company. She has more than 26 years of experience in the pharmaceutical industry. She was the former chief medical officer and head of research and development of Tokai Pharmaceuticals, Inc., a biopharmaceutical company focused on developing and commercializing innovative therapies for prostate cancer and other hormonally driven diseases. Dr Ferrante previously held senior positions at Millennium Pharmaceuticals, Inc. and its parent company, Takeda Pharmaceutical Company Limited, including chief medical officer and most recently as oncology therapeutic area and Cambridge USA site head. She had also held positions of increasing responsibility at Pfizer, with the last position as vice president, oncology development. Dr Ferrante is currently a member of the board of directors of MacroGenics, Inc., and Cogent Biosciences, Inc. (formerly Unum Therapeutics Inc.), both are listed on Nasdaq. She is also currently a member of the Scientific Advisory Board of Kazia Therapeutics Limited, which is listed on the Australian Stock Exchange and Nasdaq. Dr Ferrante was previously a director of Baxalta Incorporated until it was acquired by Shire plc in 2016 and a director of Progenics Pharmaceuticals, Inc., which was listed on Nasdaq, until it was acquired by Lantheus Holdings, Inc. in 2020. She was previously a member of the Scientific Advisory Board of Trillium Therapeutics Inc. until it was acquired by Pfizer in November 2021.

Dr Ferrante is an author of a number of papers in the field of oncology, an active participant in academic and professional associations and symposia and holder of several patents. Dr Ferrante received a Bachelor of Science degree in Chemistry and Biology from Providence College and a Doctor of Medicine from Georgetown University.

APPENDIX II	DETAILS OF DIRECTORS

Dr Ferrante does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Dr Ferrante had a personal interest in 109,805 Shares, representing approximately 0.01% of the issued Shares, within the meaning of Part XV of the SFO. The term of Dr Ferrante’s service as an Independent Non-executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association. The director’s fees of Dr Ferrante as an Independent Non-executive Director of the Company, chairman of the Technical Committee and a member of the Audit Committee of the Company under her appointment letter are US$70,000, US$10,000 and US$7,500 per annum respectively. The annual attendance fee of meetings of the Board, Technical Committee and Audit Committee is US$6,000, US$3,000 and US$6,000 respectively. Such fees are subject to review from time to time and proration for an incomplete year of service.

Save as disclosed above, there are no other matters concerning Dr Ferrante that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

8.	Graeme Allan JACK, BCom, CA(ANZ), FHKICPA

Mr Jack, aged 71, has been an Independent Non-executive Director of the Company since 2017. He is also chairman of the Audit Committee and a member of the Nomination Committee and Remuneration Committee of the Company. He has more than 40 years of experience in finance and audit. He retired as partner of PricewaterhouseCoopers in 2006 after a distinguished career with the firm for over 33 years. He is currently an independent non-executive director of The Greenbrier Companies, Inc. (an international supplier of equipment and services to the freight rail transportation markets which is listed on the New York Stock Exchange) and Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust (a developer and operator of deep water container terminals which is listed on the Singapore Stock Exchange). He was formerly a director of COSCO SHIPPING Development Co., Ltd. (formerly known as “China Shipping Container Lines Company Limited”, an integrated financial services platform principally engaged in vessel and container leasing and listed on the Shanghai Stock Exchange and Hong Kong Stock Exchange).

Mr Jack received a Bachelor of Commerce degree from University of New South Wales, Australia and is a Fellow of the Hong Kong Institute of Certified Public Accountants and an Associate of Chartered Accountants Australia and New Zealand.

APPENDIX II	DETAILS OF DIRECTORS

Mr Jack does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr Jack had a personal interest in 86,695 Shares and a family interest in 15,000 Shares, in aggregate representing approximately 0.01% of the issued Shares, within the meaning of Part XV of the SFO. The term of Mr Jack’s service as an Independent Non-executive Director of the Company is subject to retirement by rotation and re- election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association. The director’s fees of Mr Jack as an Independent Non-executive Director of the Company, chairman of Audit Committee and a member of the Nomination Committee and Remuneration Committee of the Company under his appointment letter are US$70,000, US$15,000, US$5,000 and US$5,000 per annum respectively. The annual attendance fee of meetings of the Board, Audit Committee, Nomination Committee and Remuneration Committee is US$6,000, US$6,000, US$2,000 and US$2,000 respectively. Such fees are subject to review from time to time and proration for an incomplete year of service.

Save as disclosed above, there are no other matters concerning Mr Jack that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

9.	MOK Shu Kam, Tony, BMSc, MD, FRCPC, FHKCP, FHKAM, FRCP(Edin), FASCO

Professor Mok, aged 61, has been an Independent Non-executive Director of the Company since 2017. He is also chairman of the Nomination Committee and a member of the Sustainability Committee and Technical Committee of the Company. Professor Mok has more than 31 years of experience in clinical oncology with his main research interest focusing on biomarker and molecular targeted therapy in lung cancer. He is currently Li Shu Fan Medical Foundation named professor and chairman of department of clinical oncology at The Chinese University of Hong Kong.

Professor Mok has contributed to over 250 articles in international peer reviewed journals, as well as multiple editorials and textbooks. In October 2018, Professor Mok was the first Chinese to be bestowed with the European Society for Medical Oncology (ESMO) Lifetime Achievement Award, one of the most prestigious international honors and recognitions given to cancer researchers, for his contribution to and leadership in lung cancer research worldwide.

APPENDIX II	DETAILS OF DIRECTORS

Professor Mok is a non-executive director of AstraZeneca PLC, which is listed on the main market of the London Stock Exchange, a board director of the American Society of Clinical Oncology (“ASCO”) and a steering committee member of the Chinese Society of Clinical Oncology (“CSCO”). He is also currently the chairman of the board of ACT Genomics Holdings Ltd. (“ACT Genomics”) and a non-executive independent director of Lunit USA Inc. He is past president of the International Association for the Study of Lung Cancer, and co-founder of Sanomics Limited (acquired by ACT Genomics in November 2021) and Aurora Tele-Oncology Limited. Professor Mok is also closely affiliated with the oncology community in China and has been awarded an Honorary Professorship at Guangdong Province People’s Hospital, Guest Professorship at Peking Union Medical College Hospital and Visiting Professorship at Shanghai Jiao Tong University. He received his Bachelor of Medical Science degree and a Doctor of Medicine from University of Alberta, Canada. He is also a fellow of the Royal College of Physicians and Surgeons of Canada, Hong Kong College of Physicians, Hong Kong Academy of Medicine, Royal College of Physicians of Edinburgh and ASCO.

Professor Mok does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Professor Mok had a personal interest in 136,705 Shares, representing approximately 0.02% of the issued Shares, within the meaning of Part XV of the SFO. The term of Professor Mok’s service as an Independent Non- executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association. The director’s fees of Professor Mok as an Independent Non-executive Director of the Company, chairman of Nomination Committee and a member of the Sustainability Committee and Technical Committee of the Company under his appointment letter are US$70,000, US$10,000, US$5,000 and US$5,000 per annum respectively. The annual attendance fee of meetings of the Board, Nomination Committee, Sustainability Committee and Technical Committee is US$6,000, US$2,000, US$2,000 and US$3,000 respectively. Such fees are subject to review from time to time and proration for an incomplete year of service.

Save as disclosed above, there are no other matters concerning Professor Mok that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

APPENDIX III	EXPLANATORY STATEMENT

This explanatory statement contains all the information required pursuant to Rule 10.06(1)(b) of the Listing Rules.

1.	Issued Shares

As at the Latest Practicable Date, the total number of Shares in issue were 864,530,850. Subject to the passing of the Ordinary Resolution No. 5(1) and on the basis that no further Shares are issued or repurchased prior to the AGM, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 86,453,085 Shares, representing 10 per cent. of the total number of Shares in issue at the date of the passing of Ordinary Resolution No. 5(1).

2.	Reasons for Repurchase

The Directors believe that it is in the best interests of the Company and its Shareholders as a whole to have a general authority from its Shareholders to enable the Directors to repurchase the Shares in the market.

Such repurchases may, depending on the circumstances, lead to an increase in net assets per Share and/or earnings per Share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and its Shareholders.

3.	Funding of Repurchase

Repurchases of Shares must be funded out of funds legally available for such purpose in accordance with the Articles of Association, the applicable listing rules of stock exchanges and all applicable laws and regulations of the Cayman Islands, including profits of the Company or out of the proceeds of a fresh issue of the Shares made for the purpose of the repurchase.

In the event that the Repurchase Mandate was to be exercised in full at any time during the proposed period within which the Repurchase Mandate may be exercised, there might be a material adverse impact on the working capital and/or gearing position of the Company as compared with the position of the Company as disclosed in the audited financial statements for the year ended December 31, 2021 contained in the 2021 annual report of the Company. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital and/or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

APPENDIX III	EXPLANATORY STATEMENT

4.	Share Prices

The highest and lowest prices at which the Shares were traded on the SEHK during each of the previous 12 months up to the Latest Practicable Date were as follows:

	Highest (HK$)	Lowest (HK$)
March 2021	N/A*	N/A*
April 2021	N/A*	N/A*
May 2021	N/A*	N/A*
June 2021	85.80	51.20
July 2021	77.60	53.80
August 2021	72.30	56.80
September 2021	67.55	56.30
October 2021	56.00	45.80
November 2021	59.80	44.40
December 2021	59.00	52.50
January 2022	57.90	40.10
February 2022	43.45	40.10
March 1, 2022 up to the Latest Practicable Date	43.60	23.35

* The Shares of the Company were listed on the SEHK on June 30, 2021

5.Undertaking

The Directors have undertaken to the SEHK that, so far as the same may be applicable, they will exercise the power of the Company to make repurchases pursuant to the Repurchase Mandate to be approved under Ordinary Resolution No. 5(1) in accordance with the Listing Rules and the laws of the Cayman Islands.

None of the Directors nor, to the best of their knowledge having made all reasonable enquires, their close associates, have any present intention to sell any Shares to the Company under the Repurchase Mandate if such is approved by the Shareholders.

No core connected persons of the Company have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

APPENDIX III	EXPLANATORY STATEMENT

6.	Takeovers Code

If, on exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rules 26 and 32 of the Takeovers Code.

As a result, a Shareholder or group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, CKHH through certain of its indirect wholly-owned subsidiaries held 332,502,740 Shares, representing approximately 38.46% of the aggregate number of Shares in issue. In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the Repurchase Mandate to be approved under Ordinary Resolution No. 5(1) at the AGM, then (if the present shareholdings otherwise remain the same) the aggregate interests of CKHH would increase from approximately 38.46% to approximately 42.73% of the aggregate number of Shares in issue.

In the opinion of the Directors, such increase may give rise to an obligation to make a mandatory offer under Rules 26 and 32 of the Takeovers Code. The Directors have no present intention to exercise the Repurchase Mandate to such an extent as would result in such mandatory offer obligation arising.

7.	Share Repurchase made by the Company

The Company did not repurchase any Shares (whether on the applicable stock exchanges or otherwise) in the six months preceding the Latest Practicable Date.